1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

October 29, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       PIMCO Dynamic Income Fund

File Nos. 333-227489 and 811-22673

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by Dechert LLP from you via telephone on October 22, 2019, regarding the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Dynamic Income Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on September 24, 2018, as updated through a correspondence filing dated October 21, 2019. The below response will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“Pre-Effective Amendment No. 1”) to be filed subsequently.

The following sets forth the Staff’s comment and the Fund’s response thereto.

Comment 1: Reference is made to the Staff’s comments 3 and 4, and your responses thereto, in the letter dated October 21, 2019 from Dechert LLP on behalf of the Fund. If the Fund currently does not intend to originate loans, please either (a) add the disclosure previously requested by the Staff in comments 3 and 4 or (b) delete all disclosure regarding loan origination from the “Portfolio Contents” section of the Fund’s prospectus.

Response: The Fund does not currently intend to originate loans and therefore has deleted loan origination disclosure from the “Portfolio Contents” section of the Fund’s prospectus.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 261-3464 if you have any questions regarding the foregoing.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc: Wu-Kwan Kit, Pacific Investment Management Company LLC Nathan Briggs, Ropes & Gray LLP